Experience Tech LLC
GAAP Financial Statements for Form C-AR Filing
For the Fiscal Year Ended December 31, 2024

Balance Sheet

(As of December 31, 2024)

ASSETS
Current Assets:

- Cash and Cash Equivalents: $137.49

- Total Current Assets: **$137.49**

Fixed Assets:

- Platform Development Costs: $798,369.57

- Accumulated Depreciation: $(17,383.00)

- Total Fixed Assets: **$780,986.57**

Other Assets:

- Startup & Organizational Costs: $16,872.46

- Accumulated Amortization: $(383.00)

- Total Other Assets: **$16,489.46**

TOTAL ASSETS: $797,613.52

LIABILITIES & EQUITY

Current Liabilities:

- Credit Card Debt (Amex): $11,841.48

- Sales Tax Payable: $35.43

- **Total Current Liabilities: $11,876.91**

Long-Term Liabilities:

- Accounts Payable: $518,923.75

- **Total Long-Term Liabilities: $518,923.75**

Total Liabilities: $530,800.66

Equity:

- Partner Investments: $419,500.00

- Retained Earnings: $(118,970.86)

- Net Income (2024): $(33,716.28)

- **Total Equity: $266,812.86**

TOTAL LIABILITIES & EQUITY: $797,613.52

Profit and Loss Statement (Income Statement)

(For the Fiscal Year January 1 - December 31, 2024)

Revenue:

- Sales: $21,159.31

- **Total Revenue: $21,159.31**

Cost of Goods Sold (COGS):

- Distillery Revenue Share: $82.98

- Sales Tax Paid: $169.60

- **Total COGS: $252.58**

Gross Profit: $20,906.73

Operating Expenses:

- Bank Fees: $271.10

- Commission Fees: $1,170.00

- Dues & Memberships: $770.00

- Meals & Entertainment: $1,858.08

- Hosting & Subscriptions: $1,934.64

- Interest Paid: $1,463.84

- Marketing & Promotional: $2,409.59

- Office Expenses: $113.26

- Payroll Expenses: $29,000.00

- Professional Fees (Legal, Accounting, Advertising): $14,947.45

- Taxes Paid: $190.00

- Utilities: $138.93

- **Total Expenses: $54,794.06**

Net Operating Income: $(33,887.33)

Other Income:

- Miscellaneous Income: $171.05

- **Total Other Income: $171.05**

Net Income: $(33,716.28)

Statement of Cash Flows

(For the Fiscal Year January 1 - December 31, 2024)

Operating Activities:

- Net Income: $(33,716.28)

- Adjustments:

  - Change in Accounts Payable: $84,042.24

  - Change in Credit Card Debt: $11,841.48

- **Net Cash from Operating Activities: $62,167.44**

Investing Activities:

- Platform Development Costs: $(158,042.24)

- Startup & Organizational Costs: $(3,000.00)

- **Net Cash from Investing Activities: $(161,042.24)**

Financing Activities:

- Partner Investments: $93,000.00

- **Net Cash from Financing Activities: $93,000.00**

Net Increase (Decrease) in Cash: $(5,874.80)

- Cash at Beginning of Period: $6,012.29

- **Cash at End of Period: $137.49**

Notes to Financial Statements

1. Basis of Presentation
The financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and are presented on an accrual basis.

2. Related Party Transactions
The Accounts Payable balance includes amounts owed to a company founder who has covered business expenses on behalf of Experience Tech LLC. These funds represent long-term liabilities to be reimbursed by the company over an extended period.

3. Revenue Recognition
Revenue is recognized when earned, following an accrual-based accounting approach. This includes sales transactions completed within the reporting period.

4. Capitalized Development Costs
Platform development costs are capitalized as intangible assets and amortized over time. The company continues to invest in product development.

5. Subsequent Events
There are no material subsequent events to report that would impact these financial statements.

Certification Statement (Required for Form C-AR Filing)

I, **David Galownia, Principal Executive Officer of Experience Tech LLC**, hereby certify that the financial statements included in this Form C-AR filing are true and complete in all material respects and have been prepared in accordance with Generally Accepted Accounting Principles (GAAP).

Signed: _____
David Galownia (Mar 14, 2025 08:44 EDT)
Title: Principal Executive Officer
Date: 03/14/25

This document is formatted according to **GAAP standards** and is structured for direct inclusion in your **SEC Form C-AR filing**. Let me know if you'd like any modifications before submission!

GAAP Financial Statements - Form C-AR - 2024

Final Audit Report   2025-03-14

Created:	2025-03-13
By:	Savannah Cherry (savannah@yslingshot.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAGziYMHmz8_OyGNNImreJCLCA36OgFZ4z

"GAAP Financial Statements - Form C-AR - 2024" History

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